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TYPE:  425
SEQUENCE:  1
DESCRIPTION:  FILING OF COMMUNICATION

        Filed by General Motors Corporation (GM)
        Subject Company - General Motors Corporation
        Pursuant to Rule 425 under the Securities Act of 1933
        File No. 333-30826

   The following communication contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Reference made in the following is based on management's current expectations or beliefs and is subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

   The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by GM with the U.S. Securities and Exchange Commission (SEC), including GM's Annual Report on Form 10-K for the year ended December 31, 1999.

                               * * * * * * * * *

   The following is a GM press release issued on May 26, 2000:


            GM ANNOUNCES FINAL RESULTS OF SUCCESSFUL EXCHANGE OFFER

   DETROIT -- General Motors (NYSE: GM, GMH) today announced the final results of its highly successful exchange offer of GM Class H common stock for outstanding shares of GM $1-2/3 par value common stock, including the final proration factor of 24.78958662 percent. The exchange offer period concluded at midnight on May 19, 2000.

   The exchange, which was substantially oversubscribed, effectively accomplished the repurchase of about 14 percent of GM $1-2/3 stock and, as a result, will have a significant favorable impact on GM $1-2/3 earnings per share going forward. In addition, GM's plan to contribute up to $7 billion of Class H stock to certain of its employee benefit plans would reduce GM's annual pension expense and other post-retirement employee-benefit expense and would strengthen GM's financial position.

   Based on the final count by the exchange agent, 339,700,412 shares of GM $1-2/3 stock were validly tendered, including 2,899,364 shares held by eligible odd-lot stockholders. On the basis of 1.065 shares of Class H stock for each share of GM $1-2/3 stock, in accordance with the exchange ratio, GM has accepted 86,396,977 shares of GM $1-2/3 stock in exchange for a total of 92,012,781 shares of Class H stock. All shares of GM $1-2/3 stock tendered by eligible odd-lot stockholders have been accepted; all other shares have been accepted at the proration factor stated above.

   Morrow & Co., Inc. is GM's information agent for the share exchange. Stockholders with questions about the share exchange may contact Morrow & Co. toll-free within the United States at (877) 816-5329, or collect from outside the U.S. at (212) 754-8000.
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    Shares of GM Class H will be credited promptly to accounts of tendering stockholders by the stock transfer agent, registrar and exchange agent, Fleet National Bank.

    Morgan Stanley Dean Witter acted as dealer manager for General Motors in connection with the exchange offer. Hughes engaged Salomon Smith Barney, Inc. as marketing manager in connection with the exchange offer.

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   GM has filed a final Registration Statement on Form S-4, including a final prospectus, regarding the exchange offer referred to above and has filed other documents with the SEC which contain related important information, all of which investors are advised to read. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus and other documents filed by General Motors at the SEC's website at www.sec.gov, at GM's website at www.gm.com, or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy. (MC 480-000-FC1), Madison Heights, Mich. 48071, telephone: (313) 667-1500, menu option #2. Inquiries from the news media should be directed to GM Communications at (212) 418-6380.

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